

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 8, 2017

George Gemayel
President, Chief Executive Officer and Director
Greenkraft, Inc.
2530 S. Birch Street
Santa Ana CA 92707

> **Re: Greenkraft, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed May 3, 2017**
> **File No. 000-53047**

Dear Mr. Gemayel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure